SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 9, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published an announcement on October 8, 2008 on the Hong Kong Stock Exchange’s website at http://www.hkexnews.hk/listedco/listconews/sehk/20081008/LTN20081008460.pdf with respect to the approval relating to the issuance of short-term financing bills of the Company. An English announcement is included in this Form 6-K of the Company.

The announcement also references an announcement and circular of the Company dated April 18, 2008 and May 9, 2008, respectively, which were filed as part of the Form 6-Ks filed on April 21, 2008 and May 9, 2008, respectively. The Form 6-Ks are incorporated herein by reference and can be found at http://www.sec.gov/Archives/edgar/data/1041668/000114420408027247/v113430_6k.htm and http://www.sec.gov/Archives/edgar/data/1041668/000114420408023525/0001144204-08-023525-index.htm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By: /s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: October 9, 2008

中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published "Announcement on the Approval relating to the Issuance of Short-Term Financing Bills of China Southern Airlines Company Limited" on the website of Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose only.

China Southern Airlines Company Limited

Guangzhou, the People's Republic of China
8 October 2008

As at the date of this announcement, the Directors include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive Directors.

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Stock Short Name: Southern Airlines Stock Code: 600029 Announcement Ref.: Lin 2008-30

Announcement on the Approval relating to the Issuance of Short-Term Financing Bills of China Southern Airlines Company Limited

The board (the "Board") of directors (the "Directors") of the Company and all of its members confirm that this announcement does not contain any misrepresentation, misleading statement or material omission, and jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this announcement.

Reference is made to the announcement and circular of the Company dated 18 April 2008 and 9 May 2008.

China Southern Airlines Company Limited (the "Company") recently received the "Notice of Acceptance for Registration" (Zhongshixiezhu【2008】No. CP78) from the National Association of Financial Market Institutional Investors (the "Association"). The Association has accepted the registration of the Company's short-term financing bills in the amount of RMB3.5 billion for a period up to 10 September 2010, and the short-term financing bills will be jointly underwritten by China CITIC Bank Corporation Limited and Bank of China Limited. The initial issuance shall be completed within two months after such registration, and any subsequent issuance will be filed with the Association at least two working days in advance. Please refer to the website of China Bond (www.chinabond.com.cn) for details as to the issuance of the short-term financing bills of the Company.

The Board of Directors of
China Southern Airlines Company Limited

8 October 2008

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